Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

August 27, 2015

VIA EDGAR

Jennifer Gowetski, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reven Housing REIT, Inc. Amendment No. 3 to Registration Statement on Form S-11 Filed July 28, 2015 File No. 333-196282

Dear Ms. Gowetski:

On behalf of Reven Housing REIT, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

This letter provides the Company’s responses to the comments received on August 10, 2015 from the staff of the Division of Corporation Finance of the Commission (the “Staff”) relating to Amendment No. 3 to the Registration Statement filed on July 28, 2015. Amendment No. 4 reflects revisions to the Registration Statement in response to the Staff’s comments.

General

1.	It appears your auditors may have changed their name to Squar Milner LLP. Please revise the Expert section on page 169 and have your auditors revise their opinions and their consent.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

August 27, 2015

Response: Squar Milner’s reports and consents have been revised to correctly reflect the firm’s new name.

Distribution Policy, page 50

2.	We note your response to our prior comment 1 and that you continue to disclose a proposed range of distributions. We continue to believe that you should provide a detailed analysis regarding your basis for a proposed distribution range, including explaining how your negative estimated cash flow supports such distribution.

Alternatively, consider removing your disclosure regarding the proposed distribution range. We may have further comment.

Response: We have deleted from the Amendment No. 4 all mention of a proposed distribution range. The Amendment No. 4 does disclose that the Company intends to use $2.5 million of the offering proceeds to make distributions for the 12 month period ending December 31, 2016. Otherwise, there are no estimations made in the Amendment No. 4 of distributions to shareholders.

Management’s Discussion and Analysis, page 54

3.	We note your response to prior comment 12 and the revised disclosure. Please revise to clarify how you define “delinquent tenant.”

Response:

The third paragraph on page 59 discloses that delinquent tenants include those that owe the Company money as of the stated date, June 30, 2015.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

August 27, 2015

The Company has endeavored to respond fully to each of the Staff’s comments. If you should have any questions about this letter or require any further information, please contact me at (949) 732-6557.

Sincerely,

/s/ Daniel K. Donahue
Daniel K. Donahue, Esq.

cc:	Reven Housing REIT, Inc.
PKF Certified Public Accountants, A Professional Corporation
Squar, Milner, Peterson, Miranda & Williamson, LLP
Ellenoff Grossman & Schole LLP
Joseph A. Herz, Esq., Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501